SCHEDULE 14A INFORMATION
                  Proxy Statement Pursuant to Section 14(a) of
                      the Securities Exchange Act of 1934


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    14a-6(e)(2))
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                          Cyprus Amax Minerals Company
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                (Name of Registrant as Specified in Its Charter)


                            Phelps Dodge Corporation
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     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

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Notes:

                      ASARCO and Cyprus Amax Shareholders:

                              WELCOME BACK TO VALUE


While many of you were on vacation, ASARCO and Cyprus Amax repeatedly refused to meet with Phelps Dodge and unilaterally rejected our acquisition proposals offering you substantial premiums for your shares. Instead they endorsed the no-premium ASARCO/Cyprus Amax merger proposal which will be voted on at hastily called September 30 shareholder meetings.

Don't be confused by the rhetoric surrounding the ASARCO and Cyprus Amax merger vote. Your shareholder vote on September 30 is all about value. Do you want Phelps Dodge's PREMIUM offers or the NO-PREMIUM ASARCO/Cyprus Amax merger?

DO NOT SIGN ANY WHITE PROXY CARDS UNTIL YOU RECEIVE PROXY MATERIAL FROM PHELPS DODGE ABOUT OUR SUPERIOR, PREMIUM OFFERS.

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   If you have any questions or comments about Phelps Dodge's premium offers, please call INNISFREE M&A INCORPORATED toll free at 877-750-5838.
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                            PHELPS DODGE CORPORATION





THIS ADVERTISEMENT IS NEITHER AN OFFER TO EXCHANGE NOR A SOLICITATION OF AN OFFER TO EXCHANGE THE COMMON STOCK OF ASARCO OR CYPRUS AMAX FOR COMMON STOCK OF PHELPS DODGE. THE OFFERS WILL BE MADE SOLELY BY MEANS OF PHELPS DODGE'S PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL. THIS ADVERTISEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.